Free Writing Prospectus (to the Preliminary Prospectus dated December 12, 2012)	Filed Pursuant to Rule 433 Registration Statement No. 333-181741 Dated: December 12, 2012

TCF Financial Corporation

4,000,000 Shares of 6.45% Series B Non-Cumulative Perpetual Preferred Stock

This pricing term sheet supplements the information set forth under “Description of Series B Preferred Stock” in the preliminary prospectus supplement, subject to completion, dated December 12, 2012 to the prospectus dated May 29, 2012.

Issuer:	TCF Financial Corporation

Security:	6.45% Series B Non-Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”)

Size:	$100,000,000 (4,000,000 shares)

Over-allotment Option:	$15,000,000 (600,000 shares)

Term:	Perpetual

Expected Ratings*:	BB (S&P) / B+ (Fitch)

Liquidation Preference:	$25 per share

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 6.45% from the date of issuance

Dividend Payment Dates:	1st day of March, June, September and December of each year, commencing on March 1, 2013

Optional Redemption:

The Series B Preferred Stock may be redeemed at TCF Financial Corporation’s option (i) in whole or in part, from time to time, on or after December 19, 2017 or (ii) in whole, but not in part, prior to December 19, 2017 within 90 days of a “regulatory capital treatment event,” as described in the prospectus supplement, in each case at a redemption price equal to $25 per share, plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid and undeclared dividends for the then-current dividend period to the redemption date. Holders of Series B Preferred Stock will not have the right to require the redemption or repurchase of the Series B Preferred Stock.

Trade Date:	December 12, 2012

Settlement Date:	December 19, 2012 (T + 5)

We expect that delivery of the shares of Series B Preferred Stock will be made against payment therefor on or about the closing date specified on the cover page of the prospectus supplement, which will be the fifth business day following the date of the pricing of the shares of Series B Preferred Stock. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of Series B Preferred Stock on the date hereof or on the following business day will be required, by virtue of the fact that the shares of Series B Preferred Stock initially will settle in T+5 to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of shares of Series B Preferred Stock who wish to trade shares of Series B Preferred Stock prior to their delivery hereunder should consult their own advisor.

Public Offering Price:	$25.00 per share of Series B Preferred Stock

Underwriting discounts and commissions:	$0.7875 per share of Series B Preferred Stock

Net Proceeds (before expenses) to Issuer:	$96,850,000

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers:	RBC Capital Markets, LLC Stifel, Nicolaus & Company, Incorporated

Listing:	We intend to apply to list the shares of Series B Preferred Stock on the New York Stock Exchange under the symbol “TCBPRC.”

CUSIP/ISIN:	872277 405 / US8722774051

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649 or  UBS Securities LLC at 877-827-6444 (ext. 561-3884).